Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067-3206

Monica J. Shilling
Member of the Firm
d 310.284.4544
f 310.557.2193
mshilling@proskauer.com
www.proskauer.com

July 19, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.W.
Washington, D.C. 20549
Attention:  Edward P. Bartz, Staff Attorney

Re:      Ares Capital Corporation (File Nos. 333-181563 and 814-00663)

Dear Mr. Bartz:

Ares Capital Corporation (the “Fund”) has today filed Amendment No. 1 (“Amendment No. 1”) to its registration statement filed on Form N-2 on May 21, 2012 (the “Registration Statement”).  The amendment sets forth the responses to the comments of the Staff of the Division of Investment Management (the “Staff”) contained in your letter dated June 22, 2012 relating to the above-referenced filing.

Set forth below are the comments of the Staff contained in the Staff’s letter and immediately below each comment is the response with respect thereto and, where applicable, the location in the relevant filing of the requested disclosure.  Responses to comments given in one section are applicable to other sections of the Registration Statement that contain similar disclosure. Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Statement.

Cover Page

1.         The fifth paragraph of the cover page states that the securities may be offered at prices and on terms to be described in one or more supplements to the prospectus.  Please include in the registration statement a form of prospectus supplement for each type of security registered.

The Fund has included in the Registration Statement a form of prospectus supplement for each type of security registered, which have been filed as Exhibits 99.2 to 99.7 to the Registration Statement.

Prospectus Summary – The Company – Overview (Page 2)

2.         The third paragraph on this page states that the instruments in which the Fund invests are typically not rated by a rating agency, but would likely be rated below investment grade.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

United States Securities and Exchange Commission

July 19, 2012

Please include the term “junk bonds” in the description of these investments, and briefly describe the speculative nature of these types of issues.

The Fund has revised the third paragraph on page 2 of Amendment No. 1 to describe the speculative nature of below investment grade instruments.  However, because the Fund invests primarily in self-originated first and second lien senior loans and mezzanine debt issued by private companies in privately-negotiated transactions (and not high yield bonds issued in primary offerings or in the secondary market), the Fund does not believe it would be accurate to describe its investments as “junk bonds.”  Accordingly, the Fund does not believe that such term should be included in this disclosure.

Prospectus Summary - Offerings (Page 13)

3.         The second paragraph of this section indicated that it was expected that the 2012 annual stockholders meeting would take place on June 6, 2012.  Please update the registration statement to reflect the results of that meeting.

The Fund has updated the Registration Statement to reflect the results of the 2012 annual stockholders meeting.

Fees and Expenses (Page 16)

4.         In the third sentence of the first paragraph of this section, stockholders are advised that, depending on context, “you”, “us”, “we”, “Ares Capital”, and “the Company” all refer to the stockholder.  Since this is very confusing, and potentially misleading, please delete this sentence.

The Fund notes that, pursuant to Item 3.1 of Form N-2, the fee table is intended to provide “information about the costs and expenses that the investor will bear directly or indirectly.”  As a result, the Fund has revised the third sentence of the first paragraph of this section on page 16 of Amendment No. 1 to clarify the disclosure instead of deleting the sentence.

5.         The second line item in the table of Stockholder transaction expenses states “Sales load paid by us.”  Since all stockholder transaction expenses are paid either directly or indirectly by stockholders, please delete the words “paid by us” from this line item. See Item 3 of Form N-2.

The Fund has revised the disclosure as requested on page 16 of Amendment No. 1.

6.         The heading of the table of annual expenses uses the caption “Estimated annual expenses (as a percentage of consolidated net assets attributable to common stock).”  Also, the line item for the Fund’s total annual expenses uses the caption “Total annual expenses (estimated).”  Please delete the word “estimated” from both of these captions.  See Item 3 of Form N-2.  Additionally, the term “consolidated” is used in the heading of this table.  Please explain to us what is being consolidated.

United States Securities and Exchange Commission

July 19, 2012

The Fund has deleted the word “estimated” as requested on page 16 of Amendment No. 1.

With respect to the term “consolidated” used in the heading of the table, the Fund consolidates certain controlled subsidiaries that have been established solely to hold certain portfolio investments for one of the following purposes: (i) certain consolidated subsidiaries have been formed to serve as special purpose vehicles in connection with the establishment of secured credit facilities, (ii) certain consolidated subsidiaries hold portfolio investments that have pass through tax characteristics (“blocker corporations”) or (iii) certain consolidated subsidiaries hold the Fund’s investments in portfolio companies in accordance with the terms of the Fund’s investment in such portfolio companies.  In addition, the Fund has one consolidated wholly owned operating subsidiary that exists for the purpose of providing services solely to the Fund.1

See Item 28 in the Fund’s Registration Statement for a list of each of the Fund’s direct and indirect subsidiaries that is consolidated for financial reporting purposes.

7.         The table of annual expenses shows Acquired Fund Fees and Expenses of 0%.  Since footnote (10) to the fee table indicates that the Fund invests in holdings that would normally be expected to result in Acquired Fund Fees and Expenses, please confirm to us that the amount reflected in the table is correct.

The Fund confirms that the Acquired Fund Fees and Expenses amount reflected in the table of annual expenses is correct.  Specifically, such amount is 0.004%.  Pursuant to Instruction 3 to Item 3.1 of Form N-2, the Fund has rounded all percentages to the nearest hundredth of one percent in the fee table on page 16 of Amendment No. 1.

8.         The last paragraph of footnote (7) states that the line item “Incentive fees payable under investment advisory and management agreement” does not include the accrual for a capital gains incentive fee of $5.7 million for the three months ended March 31, 2012.  Since the fee table is required to be based on the Fund’s financial statements, please include the $5.7 million capital gains incentive fee in the “Incentive fees payable under investment advisory and management agreement” line item.

The Fund has revised the fee table on page 16 of Amendment No. 1 to include the $5.7 million capital gains incentive fee GAAP accrual in the “Incentive fees” line item and made corresponding clarifying changes in the footnotes.

Business – General (Page 92)

9.         The second to the last paragraph on page 93 of this section states that the Fund and GE co-invest through an unconsolidated vehicle, the SSLP.  This section further states, on page 94,

1 This wholly owned subsidiary was created by Allied (as defined below) (an internally managed BDC (as defined below) acquired by the Fund in 2010) for the purpose of providing services to Allied. While this consolidated subsidiary no longer has any employees, it continues to hold certain non-investment assets.

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that the SSLP relies on the exception from the definition of “investment company” set forth in Rule 3a-7 under the Investment Company Act.  Rule 3a-7 is an exception from the definition of “investment company” for issuers of asset-backed securities. Please provide us with an analysis explaining why the SSLP may rely on Rule 3a-7.  In addition, please inform us (i) whether the SSLP has a line of credit or other arrangements to borrow from banks or other financial institutions; (ii) whether the Fund may be liable for any obligations of the SSLP; and (iii) whether the Fund has sold or otherwise transferred any of its assets to the SSLP.  We may have additional comments after reviewing your response.

By way of background, the SSLP was formed by Allied Capital Corporation (“Allied”)2 and General Electric Capital Corporation and GE Global Sponsor Finance LLC (collectively, “GE”) in December 2007 to extend “stretch senior” and “unitranche” loans (loans that combine both senior and subordinated debt, generally in a first lien position) to middle-market companies.  In connection therewith, the SSLP has issued, in each case pursuant to an indenture (the “Indenture”), senior notes and subordinated certificates to the Fund and GE as well as certain limited liability company interests pursuant to the SSLP limited liability company agreement (the “LLCA”).  The Fund owns 87.5% of the limited liability company interests of the SSLP, which are “stapled” to its 87.5% of the subordinated certificates in the SSLP, and GE owns the remaining amounts of “stapled” subordinated certificates and limited liability company interests.3  In addition, GE owns all of the SSLP’s senior notes.

Rule 3a-7 (“Rule 3a-7”) under the 1940 Act provides an exception from the 1940 Act definition of investment company for “any issuer who is engaged in the business of purchasing, or otherwise acquiring, and holding eligible assets (and in activities related or incidental thereto) and who does not issue redeemable securities.”  The issuer must issue “fixed-income securities or other securities which entitle their holders to receive payments that depend primarily on the cash flow from eligible assets.”  Rule 3a-7 further specifies eligible purchasers for different classes of the issuer’s securities and when and how the issuer may acquire and dispose of eligible assets.  In addition, unless the issuer issues only certain short-term commercial paper securities, Rule 3a-7 generally requires an issuer to appoint an independent trustee who has certain rights with respect to the eligible assets and obligations to the holders of the fixed income securities of the issuer.  The SSLP’s ability to rely on Rule 3a-7 is discussed below.

In addition, the Fund notes that: (i) the SSLP has no line of credit or other arrangements to borrow from banks or other financial institutions; (ii) the Fund is not liable for any obligations of the SSLP; and (iii) the Fund has not sold or otherwise transferred any of its assets to the SSLP.

2 The Fund acquired Allied’s interests in the SSLP on October 30, 2009.

3 These limited liability company interests have extremely limited economic rights (i.e., they are entitled to distributions thereon only following the liquidation or termination of the SSLP and then only to the extent of the nominal capital contributions made with respect thereto), including not being “subject to the operation of a retirement or sinking fund to be applied to the purchase or redemption thereof for retirement.”

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The following is a description of how the SSLP meets each of Rule 3a-7’s requirements (as described in more detail below) as well as the provisions of the Indenture, which restrict the SSLP from taking actions that would cause it not to comply with Rule 3a-7.

Rule 3a-7(a)(1) and Rule 3a-7(b) – The SSLP invests only in eligible assets, the cash flow of which funds payments in respect of fixed income and other securities of the SSLP.

Under subsection (a)(1) of Rule 3a-7, an issuer must issue non-redeemable fixed income securities or other securities that entitle their holders to receive payments that depend primarily on the cash flow from eligible assets.

Fixed-Income and Other Securities

The term “fixed-income securities” is defined in subsection (b)(2) of Rule 3a-7 to mean any securities that entitle the holder to receive: (i) a stated principal amount; (ii) interest on a principal amount calculated by reference to a fixed rate or to a standard or formula that does not reference any change in the market value or fair value of eligible assets; (iii) interest on a principal amount calculated by reference to auctions among holders and prospective holders or through remarketing of the security; (iv) an amount equal to specified fixed or variable portions of the interest received on the assets held by the issuer; or (v) any combination of these foregoing amounts.  Substantially all of the payments to which the holders of fixed-income securities are entitled must consist of these foregoing amounts.

The SSLP has two primary classes of outstanding fixed income securities, the senior notes and subordinated certificates.  Both the SSLP’s senior notes and subordinated certificates are fixed-income securities within the meaning of Rule 3a-7 because they entitle the holders to receive interest on a principal amount calculated by reference to a standard or formula that does not reference any change in the market value or fair value of eligible assets.  Under the Indenture, the senior notes and subordinated certificates have stated principal amounts, which the holders are entitled to receive.  Additional amounts calculated in reference to LIBOR (and, in the case of the subordinated certificates, excess cash flow from interest on the SSLP’s eligible assets) are also distributed in respect of the SSLP’s securities.  As a result, the senior notes fall within clauses (i) and (ii) and the subordinated certificates fall within clauses (i), (ii) and (iv) of the definition of “fixed-income securities” set forth above.  Importantly, substantially all of the payments to which the holders of senior notes and subordinated certificates are entitled under the Indenture consist of these foregoing amounts.

In this regard, the Indenture provides for the payment of the stated principal amount of the senior notes at their stated maturity and the payment of all remaining amounts to the subordinated certificates in accordance with the terms of the Indenture as a return of capital thereof or a distribution (once no outstanding capital remains).  In addition, “Senior Note Interest Rate,” which relates to the interest rate payable on the senior notes, is defined in the Indenture by reference to the weighted average LIBOR in effect for the applicable interest period plus the “Base Senior Note Interest Rate Margin,” which in turn is defined by reference to: (i) the average outstanding principal amounts of all senior secured term loans made by the SSLP (the “Senior Loans”); and (ii) for each

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Senior Loan, a margin that is designated with reference to LIBOR.  Furthermore, the holders of the subordinated certificates are entitled to receive (i) interest thereon based on the sum of LIBOR plus a base rate margin (i.e., the “Subordinated Certificate Margin” as defined in the Indenture, which in turn is defined by reference to the average outstanding principal amounts of all Senior Loans) and (ii) excess cash flow on interest proceeds on the eligible assets held by the SSLP.  As a result, the senior notes and subordinated certificates are fixed-income securities for purposes of Rule 3a-7.

The fixed-income securities and other securities of an issuer relying on Rule 3a-7 may not be redeemable.  Under Section 2(a)(32) of the 1940 Act (“Section 2(a)(32)”), a security is redeemable only if it is redeemable at the option of “the holder, upon its presentation to the issuer, [and] entitles [the holder] to receive approximately his proportionate share of the issuer’s current net assets, or cash equivalent thereof”; a security is not a redeemable security if it is redeemable solely at the option of the issuer.  Under the Indenture, the SSLP’s senior notes are redeemable only at the option of the issuer, and the subordinated certificates may be redeemed at the direction of the majority of the aggregate outstanding amount of the subordinated certificates, but only on any date on or after the date on which all senior notes are retired or redeemed.  Because the senior notes are only redeemable at the option of the issuer, and the redemption of the subordinated certificates depends on the retiring or redemption of the senior notes4, the senior notes and subordinated certificates are not redeemable securities under Section 2(a)(32).

Eligible Assets

Subsection (a)(1) of Rule 3a-7 requires that the issuer be engaged in purchasing, or otherwise acquiring, and holding “eligible assets.”  The term “eligible assets” is defined in subsection (b)(1) of Rule 3a-7 as “financial assets, either fixed or revolving, that by their terms convert into cash within a finite time period plus any rights or other assets designed to assure servicing or timely distribution of proceeds to the security holders.”  This definition encompasses any self-liquidating asset which by its terms converts into one or more cash payments within a finite period of time.  Consequently, virtually all assets that produce cash flows of the type that may be statistically analyzed by rating agencies and investors will meet the definition of eligible assets.  Eligible assets also include credit and liquidity arrangements that support the payment of the securities and the underlying assets, and ancillary or incidental assets that are necessary in the course of servicing the underlying assets or to assure the distribution of cash flow and/or proceeds to security holders.5

Under the Indenture, the SSLP is generally not permitted to engage in any business or activity other than issuing and selling its senior notes and subordinated certificates and investing in Senior Loans and other

4 See California Dentists’ Guild Real Estate Mortgage Fund II, SEC No-Action Letter (January 4, 1990); United States Property Investments, N.V., SEC No-Action Letter (May 1, 1989); American Home Finance Corp., SEC No-Action Letter (May 11, 1981); and U.S. Home Finance Corp., SEC No-Action Letter (May 30, 1980), which stand for the proposition that a security that may be presented to the issuer by the holder is not a redeemable security if substantial restrictions are placed on the right of redemption. The SSLP’s limited liability company interests are also not redeemable.

5 Investment Company Act Rel. No. IC-19105 (Nov. 19, 1992) (“Rel. No. IC-19105”).

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collateral in connection therewith.  Under the terms of the Indenture, a “Senior Loan” must, in addition to a number of other requirements, provide for “a fixed amount of principal on scheduled payment dates and/or at maturity and … not by its terms provide for earlier amortization or prepayment at a price of less than par;” and must also provide for “periodic payments of interest thereon in cash at least quarterly.” In addition, the Indenture includes a number of provisions designed to assure servicing or timely distribution of proceeds to the holders of the SSLP’s senior notes and subordinated certificates. Finally, the Indenture only permits the SSLP to make Senior Loans that satisfy certain criteria, including: (i) the Senior Loan must be a financial asset, either fixed or revolving, that by its terms converts into cash within a finite time period and (ii) the date of commitment and the date of the funding of the Senior Loan both must occur prior to the end of the investment period agreed to by the parties pursuant to the LLCA.

As a result, Senior Loans are eligible assets as defined in Rule 3a-7 because they are financial assets that by their terms convert into cash within a finite time and include rights designed to assure the servicing or timely distribution of proceeds to the holders of the SSLP’s senior notes and subordinated certificates.

Payments in Respect of Fixed Income Securities

Under subsection (a)(1) of Rule 3a-7, payments to the holders of the fixed-income securities and other securities issued by the issuer must depend primarily on the cash flow from eligible assets.

The SSLP’s revenue, and therefore the payments it makes to the holders of senior notes and subordinated certificates are primarily dependent on the cash flow generated from the Senior Loans held by the SSLP (which are eligible assets), which as of March 31, 2012 consisted of loans to 33 separate borrowers.  As a result, the amounts distributable under the Indenture to holders of senior notes and subordinated certificates meet the requirements of Rule 3a-7.  The SSLP may also receive revenue from fees associated with the Senior Loans, which is consistent with the Staff’s position in Citicorp that commitment fees generated by incidental or related activities are allowable under Rule 3a-7.6

As a result, the SSLP satisfies the conditions contained in subsection (a)(1) of Rule 3a-7 because it “issue[d] fixed income securities or other securities that entitle their holders to receive payments that depend primarily on the cash flow from eligible assets.”

Rule 3a-7(a)(2) – The SSLP’s fixed income and other securities have been sold only to “Qualified Institutional Buyers.”

6 See Citicorp Secs. Inc., SEC No-Action Letter (Aug. 4, 1995) (“Citicorp”).  In Citicorp, the estimate by the company of the amount of fees from incidental or related activities was 15%.  The SSLP’s fee income is less than 15% of its total income.

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Under subsection (a)(2) of Rule 3a-7, securities sold to the public must be fixed-income securities that are rated, at the time of initial sale, in one of the four highest long-term debt categories or an equivalent short-term category by at least one nationally recognized statistical rating organization.  Fixed-income securities not so rated may only be sold to institutional accredited investors, qualified institutional buyers or QIBs (as defined in Rule 144A of the Securities Act), and to persons involved in the organization or operation of the issuer and their affiliates.  All other securities, such as residual interests, can only be sold to QIBs and to persons involved in the organization or operation of the issuer and their affiliates.

All securities sold by the SSLP have been sold to QIBs.

Rule 3a-7(a)(3) – The SSLP has acquired and disposed of eligible assets in the manner set forth in such subsection.

Under subsection (a)(3) of Rule 3a-7, an issuer can acquire eligible assets or dispose of eligible assets only if: (i) the eligible assets are acquired or disposed of in accordance with the terms and conditions set forth in the agreements, indentures, or other instruments pursuant to which the issuer’s securities are issued; (ii) the acquisition or disposition of the eligible assets does not result in a downgrading in the rating (if any) of the issuer’s outstanding fixed-income securities; and (iii) the eligible assets are not acquired or disposed of for the primary purpose of recognizing gains or decreasing losses resulting from market value changes.  Issuers are permitted to retain any profits obtained through the disposition of assets, provided the assets were not sold for the primary purpose of obtaining that profit.7

The Securities and Exchange Commission (the “SEC”) noted in Rule 3a-7’s adopting release that the intent of the subsection was to prevent the underlying asset pool from being “managed” to the same extent as an investment company, while allowing financings to operate without undue impediments.  The release noted that “[t]he paragraph provides virtually all structured financings, including those that require a significant degree of asset acquisitions and dispositions, the flexibility to engage in current practices without raising concerns that they could engage in portfolio management practices resembling those employed by mutual funds.”8

The Indenture governs how the assets of the SSLP may be acquired and disposed of.  Specifically, the Indenture provides that the SSLP may only make a Senior Loan to the extent that the making of such Senior Loan satisfies the “Portfolio Acquisition and Sale Requirements.”  Likewise, the Indenture specifies that the SSLP may only sell a Senior Loan if such sale satisfies the Portfolio Acquisition and Sale Requirements.  The term “Portfolio Acquisition and Sale Requirements” is specifically defined so that Senior Loans (i.e., the eligible assets) can only be made, acquired, or disposed of in accordance with the terms and conditions of the Indenture.  In addition, the Portfolio Acquisition and Sale Requirements specifically prohibit a Senior Loan from being made, acquired, or disposed of for the primary purpose of recognizing gains or decreasing losses resulting from market value changes, and that, if any of the senior notes issued by the SSLP are rated, such making, acquisition,

7 Rel. No. IC-19105.

8 Id.

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or sale of a Senior Loan cannot result in the downgrading of any such rating.

In addition to the Portfolio Acquisition and Sale Requirements, the SSLP may only make a Senior Loan under certain circumstances where no acceleration of the SSLP’s senior notes has occurred as a result of an event of default and where the making of such Senior Loan satisfies certain criteria, including: (i) the Senior Loan must be a financial asset, either fixed or revolving, that by its terms converts into cash within a finite time period and (ii) the date of commitment and the date of the funding of the Senior Loan both must occur prior to the end of the investment period agreed to by the parties pursuant to the LLCA.

A Senior Loan can be sold pursuant to the Indenture only if such sale satisfies the Portfolio Acquisition and Sale Requirements, as described above.  To date, all repayments of Senior Loans in the SSLP have been as a result of a third party event (i.e., a restructuring, refinancing or change of control of the borrower). There have been no other dispositions of Senior Loans to date.

Rule 3a-7(a)(4) – A trustee meeting the requirements of Rule 3a-7(a)(4) has been appointed under the Indenture.

Independent Trustee

Subsection (a)(4)(i) of Rule 3a-7 requires the appointment of an independent trustee under an indenture if the issuer issues any securities other than securities exempted from the Securities Act by Section 3(a)(3) of the Securities Act.  In addition, under subsection (a)(4)(i) of Rule 3a-7, the trustee must execute an agreement stating that it will not resign until the issuer has been completely liquidated and the proceeds of the liquidation have been distributed to holders or until a qualifying successor trustee has been designated and has accepted such trusteeship.

U.S. Bank has been appointed as the Trustee under the Indenture and under the terms of the Indenture, U.S. Bank has agreed not to resign until a successor trustee has been appointed.  U.S. Bank has no affiliation with and is not owned or controlled by the SSLP, the Fund or GE and does not provide credit or credit enhancement to the SSLP.  U.S. Bank therefore meets the requirements of subsection (a)(4)(i) of Rule 3a-7.

Trustee’s Perfected Security Interest

Subsection (a)(4)(ii) of Rule 3a-7 further requires that the issuer take reasonable steps for the trustee to have a perfected security interest or ownership interest in the eligible assets.  The granting clauses of the Indenture grant the Trustee all of the SSLP’s right, title and interest in all its property, including all Senior Loans made by the SSLP.  Also, the SSLP is prohibited from making a loan under the Indenture unless the issuer of such loan has granted to the Trustee a first priority perfected security interest (subject to certain exceptions with respect to senior revolving debt, to which the Trustee has a subordinated security interest) in the loan.  The Indenture also

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describes in detail the mechanisms by which each Senior Loan is to be transferred to the Trustee and by which the Trustee’s security interest will be perfected.

Segregated Cash Flows

Finally, subsection (a)(4)(iii) of Rule 3a-7 provides that the issuer must take actions necessary so that cash flows from the eligible assets are periodically deposited into a segregated account that is maintained or controlled by the trustee consistent with the rating of the outstanding fixed-income securities.  The Indenture requires the Trustee to segregate and hold all money and other property payable to or receivable by the Trustee pursuant to the Indenture, and further requires that each of the SSLP’s accounts be established and maintained in a segregated trust account established by the Trustee.  In addition, prior to the initial issuance of the SSLP’s senior notes and subordinated certificates, two single, segregated trust accounts were established in accordance with the terms of the Indenture. The Trustee deposits all collections, including any interest or principal payments, including prepayments, received on the eligible assets, into these accounts.

Conclusion

Given the SSLP’s compliance with the requirements of Rule 3a-7 set forth herein, the Fund respectfully submits that the SSLP falls within such exception from the definition of “investment company.”

Management – Biographical Information and Discussion of Experience and Qualifications, etc. (Page 123)

10.       Please clarify the disclosure in this section to provide any directorships held by each director during the past five years.  See Item 18.6(b) of Form N-2.

Pursuant to Item 18.6(b) of Form N-2, the Fund confirms that the biographical information about each director of the Fund in this section includes all directorships held by each such director during the past five years in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of the Exchange Act or any company registered as an investment company under the 1940 Act.

Investment Advisory and Management Agreement – Administration Agreement (Page 147)

11.       The first paragraph of this section describes an administration agreement with Ares Operations which was extended until June 1, 2012.  Please update this disclosure to describe the Fund’s current administration agreement.

The Fund has updated the disclosure as requested on page 148 of Amendment No. 1.

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Description of the Fund’s Subscription Rights – General (Page 175)

12.       Please disclose in this section that the Fund will not offer any subscription rights under this prospectus or an accompanying prospectus supplement without first filing a new post-effective amendment to the registration statement.  Please also provide similar disclosure in the section entitled “Description of Our Units” (page 190) with regard to any offering of units.  Additionally, please include in Part C of the registration statement an undertaking to file a post-effective amendment to the registration statement on Form N-2 with respect to any offerings of subscription rights or units.

The Fund respectfully submits that the offering of subscription rights for securities other than shares of common stock or in connection with units should not require a new post-effective amendment.  As a result, the Fund has added the following disclosure at the end of the “Description of Our Subscription Rights – General” section on page 176 of Amendment No. 1: “We will not offer any subscription rights to purchase shares of our common stock under this prospectus or an accompanying prospectus supplement without first filing a new post-effective amendment to the registration statement.”

Additionally, the Fund has added the following disclosure at the end of the “Description of Our Units” section on page 191 of Amendment No. 1: “We will not offer any units under this prospectus or an accompanying prospectus supplement without first filing a new post-effective amendment to the registration statement.”

The Fund has also included in Part C of the Registration Statement an undertaking to file a post-effective amendment to the Registration Statement with respect to any offerings of subscription rights to purchase shares of the Fund’s common stock or units.

Legal Matters (Page 207)

13.       This section states that the legality of the securities offered will be passed upon by Proskauer Rose LLP, Los Angeles, California, and Venable LLP, Baltimore, Maryland.  Please include in Part C of the registration statement an undertaking that the Fund will file, at the time of each offering of securities, appropriate legality opinions by post-effective amendment to the registration statement.

The Fund has also included in Part C of the Registration Statement an undertaking to file, at the time of each offering of securities, appropriate legality opinions by post-effective amendments to the Registration Statement.

December 31, 2012 Consolidated Schedule of Investments (Page F-10)

14.       The Senior Secured Loans for the entity “R3 Education, Inc. and EIC Acquisitions Corp.” will mature in April 2013, and were valued at 186% of par value on December 31, 2011, and 240% of par value on March 31, 2012.  Please explain to us the valuation method used to determine the fair values of these holdings on December 31, 2011 and March 31, 2012.

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The senior secured term loans for R3 and EIC Acquisitions Corp. contractually provide for the Fund to be repaid at par plus the Fund’s share of a mandatory payment, which totals $17.0 million, under the credit agreement governing the terms of the senior secured term loans. The mandatory payment is due at the earlier of the maturity of these loans (April 2013) or the sale of the business.  These loans are valued at an amount the Fund believes that a willing buyer would pay for these loans as of the valuation date, which represents par (determined utilizing the Fund’s normal enterprise valuation and yield analysis) plus the present value of the Fund’s share of the mandatory payment (based upon an appropriate discount rate).  The Fund’s share of the mandatory payment is allocated to the senior secured term loans.  Because these loans are being paid down, the fair value of these loans, which includes a declining par amount along with a relatively stable fair value of the mandatory payment, has been increasing as a percentage of par for these periods.

Notes to Consolidated Financial Statements As of December 31, 2011 — 4.  Investments — SSLP (Page F-62)

15.       Please provide us with a detailed accounting analysis, with specific references to Generally Accepted Accounting Principles, supporting the Fund’s position of not consolidating the Senior Secured Loan Fund LLC (the “SSLP”) into the Fund’s financial statements.  In your analysis, please include a discussion of the classification of the SSLP (e.g., investment company, asset-backed financing entity, etc.).

Additionally, the Fund’s investment in the SSLP represented a significant portion of the Fund’s total assets and net assets at both December 31, 2011, and March 31, 2012.  Please provide us with an analysis of the Fund’s position of not including the financial statements of the SSLP with the registration statement.  See Regulation S-X 3-09 (including the three tests described in Regulation S-X 1-02(w)).  Also, please provide us with a detailed analysis showing the Fund’s compliance with the limitations on investing in non-qualifying assets under Section 55(a) of the Investment Company Act of 1940 (the “1940 Act”).

Consolidation

The Fund’s investment in the SSLP, which is held to provide current income and capital appreciation, is classified as a portfolio investment and is described in the Fund’s periodic filings with the SEC as a co-investment vehicle. The Fund advises the Staff on a supplemental basis that consolidation of the SSLP into the Fund’s financial statements is not required because the SSLP is not an “investment company” pursuant to the exception to the definition of “investment company” set forth in Rule 3a-7 under the 1940 Act (as discussed above) or under U.S. generally accepted accounting principles (“GAAP”) (as described below).

The specific rules regarding consolidation of financial statements filed by investment companies set forth in Rule 6-03(c) of Regulation S-X (“Rule 6-03(c)”) state in pertinent part that the “statements of [an investment company registrant] may be consolidated only with the statements of subsidiaries which are investment companies [emphasis added].”  The Fund

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therefore believes that the plain language of Rule 6-03(c) clearly restricts consolidation of the SSLP, or similar portfolio companies, into the Fund’s financial statements.9

An analysis of the consolidation guidance set forth in Rule 3A-02 of Regulation S-X (“Rule 3A-02”) provides additional support for the Fund’s position not to consolidate the SSLP.  Specifically, the Fund does not have a “controlling financial interest” in the SSLP (as such term is used in Rule 3A-02) by virtue of the SSLP’s governance structure.10  Rule 3A-02 generally requires consolidation of entities that are majority owned.  However, the rule recognizes that the determination of “majority ownership” requires a careful analysis of the facts and circumstances of the particular relationship among the entities.  Rule 3A-02 states that, “consolidation of a majority owned subsidiary may not result in a fair presentation, because the registrant, in substance, does not have a controlling financial interest.”  The Fund owns 87.5% of the limited liability company interests of the SSLP, which are “stapled” to 87.5% of its subordinated certificates in the SSLP, and GE owns the remaining amounts of subordinated certificates and limited liability company interests.  However, these percentages do not have any bearing on the governance of the SSLP or the question of whether the Fund has a controlling financial interest in the SSLP.  Instead, as a contractual matter, the SSLP is capitalized as transactions are completed and all portfolio decisions and generally all other decisions in respect of the SSLP are required to be approved by the SSLP’s investment committee (the “SSLP Investment Committee”), which consists of two representatives appointed by GE and two representatives appointed by the Fund and is described in more detail in the response to comment 17 below.  Decisions requiring approval of the SSLP Investment Committee include those relating to making new investments, sales of the SSLP’s assets, substantive changes to existing portfolio investments (including reductions in interest rates or fees, changes in maturity dates or amortization payments, and any other changes that would reasonably be expected to impact the creditworthiness of an investment), admitting new investors in the SSLP, and dissolution of the SSLP.  Under certain circumstances (generally where the Fund and GE cannot agree), a tie-breaker representative not affiliated with either the Fund or GE may be appointed to the SSLP Investment Committee and would be required to cast a tie-breaking vote on certain issues, including a limited number of SSLP governance issues such as initiating or settling certain litigation and initiating bankruptcy proceedings of the SSLP. As a result, particularly given its inability to act unilaterally to approve portfolio decisions or generally any other actions by the SSLP, the Fund does not have the ability to assert the level of control normally associated with a “controlling financial interest” or majority ownership position in an entity that would ordinarily trigger consolidation under Rule 3A-02.

9 The accounting literature supports consolidation of certain entities that are not investment companies.  However, given the characteristics of the SSLP, it would not fall within any of the categories set forth in this guidance.

10 The Fund’s position that the Fund does not control the SSLP is supported by various authority and guidance to the effect that “control” does not exist where, absent the consent of another party, an equity holder may not exert control over a company’s operations, because the need to obtain another party’s consent effectively undermines any “control” an equity holder may have.

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GAAP Consolidation Analysis

While Regulation S-X is the highest level of authority under GAAP, the Fund further analyzed other guidance under GAAP and concluded that the consolidation analysis for the SSLP under such other guidance is similar to the analysis under Regulation S-X discussed above.  Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Section 810-10-25 provides that,

[c]onsolidation is appropriate if a reporting entity has a controlling financial interest in another entity and a specific scope exception does not apply (see Section 810-10-15).  The usual condition for a controlling financial interest is ownership of a majority voting interest, but in some circumstances control does not rest with the majority owner.

FASB ASC Section 810-10-15 discusses the general scope and scope exceptions to the consolidation guidance contained in FASB ASC Topic 810 (“ASC 810”), and FASB ASC Section 810-10-15-12d states that:

Investments accounted for at fair value in accordance with the specialized accounting guidance in Topic 946 are not subject to consolidation according to the requirements of this Topic.

The Fund does not hold a controlling interest in the SSLP (as discussed above). In addition, the Fund is a business development company (“BDC”) that applies the accounting principles contained in FASB ASC Topic 946 (“ASC 946”). Specifically, the Fund is required under GAAP and the 1940 Act to account for all of its investments at market value, or in the absence of readily available market quotations, fair value.  Accordingly, the Fund accounts for its investment in the SSLP as a portfolio investment at fair value. Therefore, the SSLP is not subject to consolidation by the Fund under ASC 810.

While the Fund is not subject to the consolidation requirements of ASC 810, the Fund analyzed the specific guidance in ASC 946 related to the consolidation requirements to be applied by the Fund.  Specifically, FASB ASC Sections 946-810-45-2 and -45-3 state the following:

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▪                  45-2 – Paragraph 810-10-15-10(a)(3) states that, except as discussed in the following paragraph, consolidation by an investment company of a non-investment company investee is not appropriate.

▪                  45-3 – An exception to the general principle in the preceding paragraph occurs if the investment company has an investment in an operating entity that provides services to the investment company, for example, as an investment adviser or transfer agent.  In those cases, the purpose of the investment is to provide services to the investment company rather than to realize a gain on the sale of the investment.  If an individual investment company holds a controlling interest in such an operating entity, consolidation is appropriate.

With respect to FASB ASC Section 946-810-45-2, the Fund evaluated the SSLP to determine if the SSLP is an “investment company” under ASC 946, and as such, would require evaluation for consolidation by the Fund.  FASB ASC 946-10-15-2 lists the following attributes of entities subject to the accounting principles contained in ASC 946, which are as follows:

1.            Investment activity.  The investment company’s primary business activity involves investing its assets, usually in the securities of other entities not under common management, for current income, appreciation, or both.  The purpose of forming the limited liability company through which the Fund and GE invest was primarily for administrative ease to provide a vehicle to facilitate the making of “stretch senior” and “unitranche” loans to middle market companies by both the Fund and GE.

2.            Unit ownership.  Ownership in the investment company is represented by units of investments, such as shares of stock or partnership interests, to which proportionate shares of net assets can be attributed.  The limited liability company interests of the Fund are essentially nominal interests and are stapled to the subordinated certificates of the SSLP, which, together with the SSLP senior notes, were issued to the Fund and GE pursuant to the Indenture.  The proportionate shares of the SSLP’s net assets are more accurately attributed to its senior notes and subordinated certificates, which derive their returns from the Senior Loans made by the SSLP, and not to unit holders (as would be present in a typical investment fund or company whereby the investors are pooling their funds to avail themselves of professional investment management).

3.            Pooling of funds.  The funds of the investment company’s owners are pooled to avail owners of professional investment management.  Unlike investors in a typical investment fund or company, the Fund and GE are not looking to a third party manager of the SSLP to provide professional

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management.  As discussed elsewhere in this response, all investments by the SSLP require the approval of the SSLP Investment Committee, including a designee of both the Fund and GE.  As a result, there is no pooling of funds by investors to avail themselves of professional investment management.

4.            Reporting entity.  The investment company is the primary reporting entity.  The SSLP is a separate reporting entity.  The Fund reports its investment activities, including its investment in the SSLP, in its financial statements in accordance with the requirements of ASC 946.

Upon analysis of ASC 946, the SSLP is not an “investment company” within the meaning of FASB ASC 946-10-15-2 as the Fund and GE are not pooling their funds to avail themselves of professional investment management (both the Fund and GE have an equal vote in investment decisions).  Instead, the SSLP is a co-investment vehicle between the Fund and GE with the strategic purpose of being an active lender with the ability to provide larger “stretch senior” and “unitranche” loans to primarily private middle-market companies.  In addition, the SSLP is not an operating entity that provides services to the Fund and is not controlled by the Fund (as discussed above).  Therefore, consolidation by the Fund of the SSLP is not appropriate under ASC 946.

In conclusion, the SSLP is not an investment company under Rule 3a-7 or under GAAP, nor does it satisfy any of the other criteria under GAAP for consolidation.  Accordingly, the Fund is not required under GAAP (nor is it permitted under the 1940 Act) to consolidate the SSLP.

Rule 3-09

Rule 3-09 of Regulation S-X (“Rule 3-09”) requires the filing of separate financial statements of a majority-owned subsidiary not consolidated by the registrant or by a subsidiary of the registrant if either the investment test, the asset test or the income test specified in Rule 1-02(w) of Regulation S-X (“Rule 1-02(w)”) is met at the 20% significance level (the “3-09 Subsidiary Test”).  In addition, under Rule 3-09, separate financial statements of a “50 percent or less owned person accounted for by the equity method” are required to be filed if either the investment test or the income test specified in Rule 1-02(w) is met at the 20% significance level (the “3-09 Equity Method Test”).

The 3-09 Subsidiary Test

Rule 1-02(g) of Regulation S-X defines “control” as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract, or otherwise.”  Rule 1-02(x) of Regulation S-X defines a “subsidiary” of a specified person as “an affiliate controlled by such person directly, or indirectly through one or more intermediaries.”  Rule 1-02(n) of Regulation S-X

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defines a “majority owned subsidiary” as a “subsidiary more than 50 percent of whose outstanding voting shares is owned by its parent and/or the parent’s other majority-owned subsidiaries.”  Rule 1-02(z) of Regulation S-X defines “voting shares” as “the sum of all rights, other than as affected by events of default, to vote for election of directors and/or the sum of all interests in an unincorporated person.”

The Fund does not possess the direct or indirect power to direct or cause the direction of the management and policies of the SSLP, whether through the ownership of voting shares, by contract, or otherwise as a result of the SSLP’s governance structure, for the same reasons it does not have a controlling financial interest in the SSLP, which is discussed in more detail above.  As discussed above, the Fund’s ownership of 87.5% of the limited liability company interests does not have any bearing on the governance of the SSLP because as a contractual matter, all portfolio decisions and generally all other decisions in respect of the SSLP are required to be approved by the SSLP Investment Committee, which consists of two representatives appointed by GE and two representatives appointed by the Fund (with decisions being subject to potential approval by an unaffiliated tie-breaker representative in certain circumstances where the Fund and GE cannot agree).  As noted above, decisions requiring approval of the SSLP Investment Committee include those relating to making new investments, sales of the SSLP’s assets, substantive changes to existing portfolio investments (including reductions in interest rates or fees, changes in maturity dates or amortization payments, and any other changes that would reasonably be expected to impact the creditworthiness of an investment), admitting new investors in the SSLP, and dissolution of the SSLP.

Because the Fund does not have the ability to direct or the indirect power to direct or cause the direction of the management and policies of the SSLP, whether through the ownership of voting shares, by contract, or otherwise, the SSLP is not a subsidiary or a majority-owned subsidiary of the Fund.  As a result, it is not required to provide separate statements of the SSLP under the 3-09 Subsidiary Test.

The 3-09 Equity Method Test

As noted above, under Rule 3-09, even when an entity is not a subsidiary, separate financial statements of a “50 percent or less owned person accounted for by the equity method” are required if either the investment test or the income test specified in Rule 1-02(w) are met at the 20% significance level.  Rule 1-02(j) of Regulation S-X, in relation to a specified person, defines a 50-percent-owned person as “a person approximately 50 percent of whose outstanding voting shares is owned by the specified person either directly, or indirectly through one or more intermediaries.”

The SSLP is a 50 percent or less owned person of the Fund and meets the income test specified in Rule 1-02(w); however, its ownership by the Fund has not been, and under applicable rules and regulations cannot be, accounted for by the equity method.  The Fund is not permitted to choose the method of accounting for the SSLP as the Fund is required under GAAP and the 1940 Act to account for all of its investments, including its investment in the SSLP, at market value, or in the absence of readily available market quotations, fair value (i.e., the equity method

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of accounting is not permitted for any investment held by the Fund).  As a result, the Fund is not required to provide separate statements of the SSLP under the 3-09 Equity Method Test.

Accordingly, for the reasons set forth above the Fund has determined that separate audited financial statements for the SSLP are not required to be included in the Fund’s Registration Statement.

In addition, the Fund notes that it has considered whether any additional qualitative and/or quantitative analysis in its MD&A disclosure is required by Rule 303 of Regulation S-K and believes that its current disclosure regarding its investment in the SSLP is sufficient.

Section 55(a)

As discussed, we will separately provide to you an analysis of the Fund’s compliance with Section 55(a) as of March 31, 2012.

16.       The last sentence of this section states that the Company is entitled to certain sourcing and management fees in connection with the SSLP.  Please explain to us the details of these fee arrangements.  Please also explain to us any fees paid by the Fund regarding the management of the SSLP, and whether those fees are reflected in the fee table.

The Fund advises the Staff on a supplemental basis that the Fund receives a sourcing fee from the SSLP in an amount equal to 0.375% of total assets (other than cash) per annum.  The Fund further advises the Staff on a supplemental basis that the Fund does not pay fees to any party in respect of the management of the SSLP and, accordingly, no such fees are reflected in the fee table.

Notes to Consolidated Financial Statements as of March 31, 2012 — 4.  Investments — SSLP (Page F-145)

17.       The last paragraph of this section states that, effective March 30, 2012, Ares Capital Management, the Fund’s investment adviser, assumed from the Fund the role of co-manager of the SSLP.  Inasmuch as both the Fund and SSLP are advised by Ares Capital Management, the Fund and SSLP appear to be under common control.  Please explain to us (i) why investments by the Fund in SSLP after March 30, 2012 will not violate Section 57(a)(1) of the 1940 Act, and (2) why this arrangement is not a joint transaction prohibited by Section 57(a)(4) of the 1940 Act.  In addition, Section 57(k)(1) of the 1940 Act provides that it shall be unlawful for any affiliated person of a business development company to accept compensation (other than a regular salary or wages from the business development company) for the purchase or sale of any property to or for such business development company or any controlled company thereof, except as an underwriter or broker.  Please explain to us whether the Fund’s investment adviser receives any compensation related to its role of co-manager of the SSLP and, if so, why this compensation arrangement should not be deemed a violation of Section 57(k)(1).

The Fund advises the Staff on a supplemental basis as follows:

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As discussed below, Ares Capital Management (“ACM”) does not control the SSLP within the meaning of Section 2(a)(9) of the 1940 Act11 by virtue of serving as co-manager of the SSLP, and therefore, the Fund and the SSLP are not under common control.  ACM was appointed as co-manager of the SSLP in place of the Fund as of March 30, 2012, and renders non-discretionary recommendations to the SSLP on behalf of the Fund.  Any recommendations of ACM as co-manager will not be acted upon for the SSLP unless approved by the SSLP Investment Committee, which is not controlled by ACM (or, for that matter, the Fund).  ACM does not receive any separate compensation from the SSLP, the Fund or any other person for its services as co-manager. In addition, ACM does not hold any securities or other interest in the SSLP and is not a member of the SSLP.

ACM does not control the SSLP

The SSLP has two members – the Fund and GE, which is not an affiliated person, or an affiliated person of an affiliated person, of ACM or of the Fund.  The SSLP has two co-managers – ACM and a co-manager that is an affiliated person of GE (the “GE Co-Manager”).  Under the LLCA, the two members of the SSLP appoint the four members of the SSLP Investment Committee, two of whom are Fund designees and two of whom are GE designees.  Among other things, the SSLP Investment Committee must approve each investment by the SSLP.12  For the SSLP Investment Committee to approve an investment, at least one Fund designee on the SSLP Investment Committee and one GE designee on the SSLP Investment Committee must consent to the investment.  If the SSLP Investment Committee does not approve an investment, a co-manager may not override the SSLP Investment Committee’s determination.

ACM does not own any of the securities of the SSLP, voting or otherwise, nor does it appoint members of the SSLP Investment Committee.  Only the Fund and GE hold securities of the SSLP, and, in accordance with the LLCA, only the Fund and GE have the right to remove or replace the members of the SSLP Investment Committee and, with the consent of the SSLP

11 Section 2(a)(9) provides, in pertinent part:

“Control” means the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.

Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company.  Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company. . . . Any such presumption may be rebutted by evidence, but except as hereinafter provided, shall continue until a determination to the contrary made by the Commission by order either on its own motion or on application by an interested person. . . .

12 Generally all actions on behalf of the SSLP also require SSLP Investment Committee approval, including approval by at least one Fund designee on the SSLP Investment Committee and one GE designee on the SSLP Investment Committee.  See response to comment 15 above for more detail on the types of actions that require SSLP Investment Committee approval.

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Investment Committee, the co-managers.  As a result, ACM is presumed not to control the SSLP within the meaning of the 1940 Act.13  This presumption of non-control may be rebutted only by a determination to the contrary in light of the particular facts and circumstances.  When determining whether, under Section 2(a)(9), an investment adviser controls a fund it advises, the SEC and the Staff have consistently taken the position that the question of “control” presents an issue of fact to be decided in light of the special circumstances involved in each case.14

Both the presumption and conclusion that ACM does not control the SSLP within the meaning of Section 2(a)(9) are consistent with the SEC’s position articulated in In the Matter of

13 Any suggestion that a fund is always controlled by its adviser is not supported by the plain language of Sections 2(a)(3), 2(a)(9) and 57(b)(2) of the 1940 Act and the principle of statutory construction that statutes should be interpreted so as “not to render one part inoperative.”  See Colautti v. Franklin, 439 U.S. 379, 392 (1979). Under Section 2(a)(9), a person who owns less than 25 percent of the outstanding voting securities of a company is presumed not to control that company.  Thus, as stated above, an adviser that owns 25% or less of the outstanding voting securities of a fund it advises is presumed not to control the fund.  If the adviser always controls its fund client, then the presumption of non-control in Section 2(a)(9) would have no import.  In addition, Section 2(a)(3)(C) defines an “affiliated person” of another person to include “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”  If the adviser always controls its fund client, then the additional bases of affiliation in Sections 2(a)(3)(E) and 57(b)(2) would be unnecessary.  Section 2(a)(3)(E) provides that an investment adviser is an affiliated person of an investment company it advises.  If an investment adviser always controls its fund client, subsection (E) would be superfluous.  Section 57(b)(2) makes Section 57(a) applicable to transactions involving a BDC and “[a]ny investment adviser . . . or person directly or indirectly controlling, controlled by, or under common control with, a [BDC] . . . .”  If an investment adviser always controls its fund clients, then specifically including “investment adviser” in Section 57(b)(2) would be unnecessary since an investment adviser would always be subject to Section 57(a) as a control person.

14 See, e.g., In the Matter of Business Property Associates, 12 S.E.C. 845 (Feb. 19, 1943) (“[T]he question of control presents an issue of fact to be decided in the light of the special circumstances involved in each case.”); Mergers and Consolidations Involving Registered Investment Companies, Investment Company Act Release No. IC-11053 (Adopting Release) (Feb. 19, 1980) (“The rule does not represent a Commission finding that investment companies having common . . . investment advisers are always affiliated persons or affiliated persons of an affiliated person.  They may or may not be, depending on the facts.”); Exemption of Certain Purchase or Sale Transactions between a Registered Investment Company and Certain Affiliated Persons Thereof, Investment Company Act Release No. IC-11676 (Adopting Release) (Mar. 10, 1981) (“The rule does not represent a Commission finding that investment companies having common . . . investment advisers are always affiliated persons or affiliated persons of an affiliated person. They may or may not be, depending on the facts.”); Investment Company Mergers, Investment Company Act Release No. IC-25259 (Proposing Release) (Nov. 8, 2001) (“Funds with the same investment advisers . . . may be affiliated under section 2(a)(3)(C), because they are under common control.  The determination of whether these funds are under common control turns on whether the adviser . . . control[s] the funds, which depends on the relevant facts and circumstances.”); Transactions of Investment Companies With Portfolio and Subadvisory Affiliates, Investment Company Act Release No. IC-25557 (Proposing Release) (Apr. 30, 2002) (“Not all advisers control the funds they advise.  The determination of whether a fund is under the control of its adviser . . . depends on the relevant facts and circumstances.”); Investment Company Mergers, Investment Company Act Release No. IC-25666 (Adopting Release) (July 18, 2002) (same); Transactions of Investment Companies With Portfolio and Subadvisory Affiliates, Investment Company Act Release No. IC-25888 (Adopting Release) (Jan. 14, 2003) ( “2003 Release”) (same); FundTrust, SEC No-Action Letter (May 26, 1987) (“FundTrust”) (“the determination of whether investment companies with the same investment adviser are affiliated depends in each case on the particular facts and circumstances presented”); Lazard Freres Asset Management, SEC No-Action Letter (Jan. 10, 1997) (“whether an investment company and another entity are under ‘common control’ by virtue of having a common investment adviser is a factual question”).

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Steadman Security Corporation (“Steadman”).15 In Steadman, the SEC stated that “[t]he so-called ‘adviser’ is no mere consultant.  He is the fund’s manager. . . . Hence the investment adviser almost always controls the fund.”  The SEC noted that the presumption of non-control in Section 2(a)(9) is rebuttable, and took the position that an adviser’s controlling influence over its fund clients “stems from the fact that he manages the fund’s affairs and that his is normally the only audible voice in day-to-day management.”16 The SEC also stated: “Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice . . . can the adviser realistically be deemed not in control.”17 In other words, if the adviser’s role is to advise others who are not required to be guided by his advice and thus the adviser is not the only audible voice in the day-to-day management of its client, then the adviser can be deemed not to control the client.

The arrangements with respect to the SSLP are the “rare case” referred to in Steadman, where the adviser does not control the fund it advises. Unlike the adviser in Steadman, ACM’s role as co-manager to the SSLP is non-discretionary. Pursuant to the terms of the LLCA, the SSLP Investment Committee has ultimate responsibility for deciding which investments the SSLP will make.  Unless both a Fund designee and a GE designee on the SSLP Investment Committee approve an investment recommended by ACM as co-manager, under the terms of the LLCA, the SSLP will not make the investment.18 Thus, the SSLP is not required to take ACM’s advice and ACM is not the “only audible voice in day-to-day management” of the SSLP.

As a result, the principle articulated in Steadman that an adviser generally controls a fund does not apply to the SSLP.  Unlike the adviser in Steadman, which had the ability to “manage the fund’s affairs” and to be the “only audible voice in day-to-day management,” ACM’s role in respect of SSLP is simply to make recommendations to the SSLP Investment Committee; the SSLP Investment Committee may or may not elect to be guided by ACM’s recommendations.  Accordingly, ACM does not control the SSLP within the meaning of Section 2(a)(9) of the 1940 Act as a result of serving as co-manager of SSLP.

Applicability of Section 57(a)(1)

Section 57(a)(1) of the 1940 Act generally makes it unlawful for any investment adviser of a BDC, or any controlling or other identified affiliated person, as described in Section 57(b) of the 1940 Act, acting as principal, knowingly to sell any security or other property to the BDC or to any company controlled by the BDC.  In particular, Section 57(b)(2) provides that Section

15 46 S.E.C. 896 (June 29, 1977).

16 Id.

17 Steadman at fn. 81.  See also FundTrust (“Investment companies with a common investment adviser are not necessarily under ‘common control’ and, therefore, are not necessarily affiliated persons solely for this reason.”); 2003 Release (“not all advisers control the funds they advise”).

18 Similarly, the SSLP Investment Committee must approve other transactions by the SSLP and other decisions in respect of the SSLP’s portfolio relating to both day-to-day management and out of the ordinary course events. See response to comment 15.

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57(a) applies to, in relevant part, any investment adviser or “person directly or indirectly either controlling, controlled by, or under common control with, a [BDC] (except the [BDC] itself and any person who, if it were not directly or indirectly controlled by the [BDC], would not be directly or indirectly under the control of a person who controls the [BDC]), or any person who is, within the meaning of section 2(a)(3)(C) or (D), an affiliated person of any such person . . . .”19

As discussed above, ACM does not control the SSLP.  No other person controls both the Fund and the SSLP.  As a result, the Fund and the SSLP are not under common control with each other and investments by the Fund in the SSLP after March 30, 2012 do not violate Section 57(a)(1) of the 1940 Act.

Applicability of Section 57(a)(4)

Section 57(a)(4) of the 1940 Act generally makes it unlawful for any investment adviser of a BDC, or any controlling or other identified affiliated person, as described in Section 57(b) of the 1940 Act (and discussed above), acting as principal, knowingly to effect any transaction in which the BDC or a company controlled by the BDC is a joint or a joint and several participant with such person in contravention of such rules and regulations as the SEC may prescribe for the purpose of limiting or preventing participation by such BDC or controlled company on a basis less advantageous than that of such person.  Section 57(i), in pertinent part, deems SEC rules under Section 17(d) applicable to registered closed-end investment companies to apply to transactions subject to Section 57(a)(4).  Rule 17d-1(c) defines “joint enterprise or other joint arrangement or profit-sharing plan,” in relevant part, as “any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company or a controlled company thereof and any affiliated person of or a principal underwriter for such registered investment company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking.”  Some element of combination or profit motive must generally be present for Section 17(d) and Rule 17d-1 to apply.20

As discussed above, ACM does not control the SSLP and does not receive any payments for its role as co-manager of the SSLP.  Moreover, ACM does not participate economically in the Fund’s investment in the SSLP or in any investments made by the SSLP.  ACM’s sole source of compensation relating to the Fund’s investment in the SSLP is through the management fee that it receives under its investment advisory and management agreement with the Fund.  That fee arrangement is unaffected by ACM’s serving as co-manager of the SSLP. There is, therefore, no

19 Sections 2(a)(3)(C) and (D) include in the definition of “affiliated person” “any person directly or indirectly controlling, controlled by, or under common control with, such other person”  and “any officer, director, partner, copartner, or employee of such other person,” respectively.

20 See, e.g., SMC Capital, Inc., SEC No-Action Letter (Sept. 5, 1995); see also SEC v. Talley Industries, Inc., 399 F.2d 396 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

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combination between the Fund and ACM or profit motive on the part of ACM that would give rise to a joint transaction prohibited by Section 57(a)(4).21

Applicability of Section 57(k)(1)

As stated above, ACM does not receive any compensation from the SSLP, the Fund or any other person or entity related to its role as co-manager of the SSLP.  Accordingly, Section 57(k)(1) is not implicated.

GENERAL COMMENTS

18.       We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

The Fund acknowledges that the Staff may have additional comments on disclosures made in response to Staff comments, on information supplied in this letter or otherwise supplementally, or on any exhibits added in pre-effective amendments.

19.       If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the “Securities Act”), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

The Fund intends to omit information with respect to the following items from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the Securities Act: public offering price, underwriting syndicate (including any material relationships between the registrant and underwriters not named therein), underwriting discounts or commissions, discounts or commissions to dealers, amount of proceeds, conversion rates, call prices and other items dependent upon the offering price, delivery dates and terms of securities dependent upon the offering date.  The Fund has furnished the undertaking required by Item 34.4 of Form N-2 and will file the form of prospectus with the SEC pursuant to Rule 497 of the Securities Act.

20.       Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Fund has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with the Registration Statement.

21 See Rule 17d-1(c), which provides that the term “joint enterprise or other joint arrangement or profit-sharing plan” as used in Rule 17d-1 does not include an investment advisory contract subject to Section 15 of the 1940 Act.  The investment advisory and management agreement between the Fund and ACM is subject to Section 15 of the 1940 Act.

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21.       Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

The Fund notes that Amendment No. 1 and this letter dated July 19, 2012 set forth the Fund’s responses to the Staff’s comments.

22.       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Fund understands that:

(a)        the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)        Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)        the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We look forward to discussing with you any additional questions you may have regarding the Registration Statement.  Please do not hesitate to call me at (310) 284-4544.

Very truly yours,

/s/ Monica J. Shilling
Monica J. Shilling

Enclosures

cc:                               Michael J. Arougheti, Ares Capital Corporation
Joshua M. Bloomstein, Ares Capital Corporation